April 7, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Larry Spirgel

Kathleen Collins

Alexandra Barone

Rebekah Lindsey

Re:	TuSimple Holdings Inc.

Registration Statement on Form S-1

Submitted March 23, 2021

File No. 333-254616

Ladies and Gentlemen:

On behalf of TuSimple Holdings Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 2, 2021, relating to the Company’s Registration Statement on Form S-1 filed on March 23, 2021 (the “Company’s Registration Statement”).

On behalf of the Company, we are also filing an amended version of the Company’s Registration Statement on Form S-1 (“Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the pages of the Amended Registration Statement.

TuSimple Holdings Inc.

April 7, 2021

Form S-1 filed March 23, 2021

Summary Consolidated Financial Data, page 33

1.

We note your response to prior comment 3 and your removal of pro forma per share disclosures. As the initial public offering, automatic conversion of preferred stock and vesting of stock based compensation appear to have a material impact on your historical financial results, it is unclear why you have removed such presentation. Refer to Article 11-01(a)(8) and 11-02(a)(6)(i)(B) of Regulation S-X. Please revise accordingly and ensure you address the items in our prior comment.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company has revised its disclosure on pages 34 and 35 of the Amended Registration Statement to include the pro forma per share disclosures.

Notes to Consolidated Financial Statements

Note 16. Subsequent Events, page F-39

2.

We note your revised disclosures regarding the CEO performance awards granted in March 2021. Please further revise to disclose the amount of estimated compensation expense that will impact your future financial statement based on your assumed IPO price as previously communicated. Refer to ASC 855-10-50-2(b).

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has revised its disclosure on pages F-39 and F-40 of the Amended Registration Statement.

Exhibit 23.1, page 1

3.

Please revise the consent of your independent auditors to include the date of their audit report and to appropriately identify all periods and financial statements that have been audited. Refer to Item 601(b)(23)(i) of Regulation S-K.

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the independent auditor’s consent has been revised accordingly.

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TuSimple Holdings Inc.

April 7, 2021

Please contact the undersigned at (650) 463-5335 if you have any questions with respect to this response or the Amended Registration Statement.

Very truly yours,

/s/ Jeffrey R. Vetter
Jeffrey R. Vetter, Esq.

cc:	Cheng Lu

Patrick Dillon

James Mullen, Esq.

TuSimple Holdings Inc.

Zhen Liu, Esq.

Richard Chang, Esq.

Colin Conklin, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Richard Truesdell, Esq.

Stephen Byeff, Esq.

Davis Polk & Wardwell, LLP

Jean Stadwiser

KPMG LLP